Exhibit 23.02

                          Consent of Independent Auditors

      We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-8) pertaining to options to purchase an aggregate of 300,000 shares of Common Stock of Cantel Industries, Inc. (the "Company") under the Company's 1996 Employee Stock Option Plan and under certain stock option agreements between the Company and Robert L. Barbanell, Charles M. Diker and Darwin C. Dornbush, respectively, and to the incorporation by reference therein of our report dated September 18, 1996, with respect to the consolidated financial statements and schedule of Cantel Industries, Inc. included in its Annual Report on Form 10-K for the year ended July 31, 1996, filed with the Securities and Exchange Commission.

                                ERNST & YOUNG LLP

Princeton, New Jersey
January 29, 1997